Exhibit 3

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Company during the past 60 days. All transactions involved purchases of shares on the Nasdaq National Market System.

Date	Type	Price	Shares
5/11/2006	Purchase	19.1094	8,299

5/12/2006	Purchase	18.8206	8,000

5/15/2006	Purchase	18.65	2,000

5/16/2006	Purchase	18.6135	800